Exhibit 99.1

Hydrogenics Corporation

Second Quarter 2009 Interim Consolidated Financial Statements and Results of Operations

Hydrogenics Corporation

Interim Consolidated Balance Sheets

(in thousands of US dollars)

(unaudited)

	June 30 2009	December 31 2008

Assets

Current assets
Cash and cash equivalents	$10,428	$21,601
Restricted cash	1,255	1,130
Accounts receivable	3,424	3,974
Grants receivable	384	505
Inventories (note 5)	9,485	10,101
Prepaid expenses	832	1,161
	25,808	38,472

Restricted cash	235	—
Property, plant and equipment	3,538	4,082
Goodwill	5,025	5,025
	$34,606	$47,579

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$15,890	$17,298
Unearned revenue	3,123	4,785
	19,013	22,083

Deferred research and development grants	—	13
	19,013	22,096

Shareholders’ Equity
Common shares	307,009	307,000
Contributed surplus	16,510	16,300
Deficit	(301,427)	(291,420)
Accumulated other comprehensive loss	(6,499)	(6,397)
Total deficit and accumulated other comprehensive loss	(307,926)	(297,817)
	15,593	25,483
	$34,606	$47,579

Going concern (note 1)

Douglas Alexander	Norman Seagram
Chairman	Director

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Hydrogenics Corporation

Interim Consolidated Statements of Operations

(in thousands of US dollars, except for share and per share amounts)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
Revenues	$5,540	$8,790	$11,076	$19,501

Cost of revenues	4,683	6,817	8,588	15,663
	857	1,973	2,488	3,838
Operating expenses
Selling, general and administrative	4,681	5,311	8,389	9,372
Research and product development (note 8)	1,686	1,728	3,368	3,440
Amortization of property, plant and equipment	160	250	451	521
Amortization of intangible assets	—	62	—	125
	6,527	7,351	12,208	13,458
Loss from operations	(5,670)	(5,378)	(9,720)	(9,620)

Other income (expenses)
Provincial capital tax	(153)	208	(153)	170
Interest	34	386	83	614
Foreign currency gains (losses)	(221)	464	(217)	194
	(340)	1,058	(287)	978

Loss before income taxes	(6,010)	(4,320)	(10,007)	(8,642)
Current income tax (recovery)	—	(1)	—	(1)
Net loss for the period	$(6,010)	$(4,319)	$(10,007)	$(8,641)

Net loss per share
Basic and diluted (note 10)	$(0.07)	$(0.05)	$(0.11)	$(0.09)

Weighted average number of common shares outstanding	92,407,095	91,765,686	92,406,384	91,765,688

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Hydrogenics Corporation

Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008

Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the period	$(6,010)	$(4,319)	$(10,007)	$(8,641)
Items not affecting cash
Amortization of property, plant and equipment	160	250	451	521
Amortization of intangible assets	—	62	—	125
Unrealized foreign exchange losses	71	468	323	316
Stock-based compensation expense	120	175	210	411
Net change in non-cash working capital	1,940	163	(1,725)	7,163
	(3,719)	(3,201)	(10,748)	(105)
Investing activities
Decrease in short-term investments	—	—	—	15,032
Decrease (increase) in restricted cash	(157)	72	(361)	(5,994)
Purchase of property, plant and equipment	(107)	(10)	(143)	(325)
	(264)	62	(504)	8,713

Financing activities
Repayment of long-term debt	—	(1)	—	(11)
Deferred research and development grants	(9)	(124)	70	(294)
Common shares issued, net of issuance costs	9	—	9	—
	—	(125)	79	(305)

Increase (decrease) in cash and cash equivalents during the period	(3,983)	(3,264)	(11,173)	8,303

Cash and cash equivalents — Beginning of period	14,411	27,027	21,601	15,460
Cash and cash equivalents — End of period	$10,428	$23,763	$10,428	$23,763

Supplemental disclosure
Interest paid	$1	$12	$4	$2
Income taxes (recovered)	—	(65)	(23)	(48)

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Hydrogenics Corporation

Interim Consolidated Statements of Shareholders’ Equity

(in thousands of US dollars, except for share and per share amounts)

(unaudited)

	Common shares		Contributed		Accumulated other comprehensive	Total shareholders’
	Number	Amount	surplus	Deficit	income (loss)	equity

Balance at Dec. 31, 2007	91,765,691	$306,872	$15,606	$(277,101)	$(4,993)	$40,384

Net loss for the period	—	—	—	(8,641)	—	(8,641)
Foreign currency translation adjustments	—	—	—	—	746	746

Comprehensive loss	—	—	—	—	—	(7,895)

Shares issued:
Adjustment for partial shares	(5)	—	—	—	—	—
Stock-based compensation expense	—	—	411	—	—	411
Balance at Jun. 30, 2008	91,765,686	306,872	16,017	(285,742)	(4,247)	32,900

Net loss for the period	—	—	—	(5,678)	—	(5,678)
Foreign currency translation adjustments	—	—	—	—	(2,150)	(2,150)

Comprehensive loss						(7,828)

Shares issued:
Issuance of common shares on exercise of stock options	639,980	128	—	—	—	128
Stock-based compensation expense	—	—	283	—	—	283
Balance at Dec. 31, 2008	92,405,666	$307,000	$16,300	$(291,420)	$(6,397)	$25,483

Net loss for the six months ended June 30, 2009	—	—	—	(10,007)	—	(10,007)
Foreign currency translation adjustments	—	—	—	—	(102)	(102)

Comprehensive loss						(10,109)

Shares issued:
Issuance of common shares on exercise of stock options	35,000	9	—	—	—	9
Stock-based compensation expense	—	—	210	—	—	210
Balance at Jun. 30, 2009	92,440,666	$307,009	$16,510	$(301,427)	$(6,499)	$15,593

The authorized capital stock of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 1.  Description of Business and Going Concern

Hydrogenics Corporation (“Hydrogenics” or the “Corporation”), together with its subsidiaries, designs, develops and manufactures hydrogen generation products based on water electrolysis technology and fuel cell products based on proton exchange membrane, or PEM, technology.

While the accompanying interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, there are material uncertainties related to certain adverse conditions and events that cast significant doubt on the validity of this assumption.  The Corporation has not yet realized consistent profitable operations and continues to use cash to fund its operations.  The Corporation’s ability to continue as a going concern is dependent on the successful execution of its business plan, which involves, inter alia: (i) securing additional financing to fund its operations, including completion of the Corporation’s transaction with the trustees of Algonquin Power Income Fund; (ii) advancing product designs for efficiency, durability, cost reduction and entry into complementary markets; (iii) increasing market penetration and sales; (iv) actively managing its liquidity; and (v) retaining and engaging staff. At present, the success of these initiatives cannot be assured due to the material uncertainties attributed to the Corporation’s ability to obtain financing and meet its revenue targets.  Given the condition of the global economy and the condition of the current global credit markets, markets for the Corporation’s products may develop more slowly than anticipated, current and potential customers may delay, reduce or cancel purchases and revenues would, therefore, be less than anticipated, and the Corporation may not be able to raise additional capital, or do so on acceptable terms.  These material uncertainties are further described in the Corporation’s Second Quarter 2009 Management’s Discussion and Analysis, specifically, the discussion on the first three risk factors in Section 10, “Risks Factors and Forward-looking Statements”.  The interim consolidated financial statements do not include any adjustments or disclosures that may result from the Corporation’s inability to continue as a going concern. If the going concern assumption were not appropriate for these interim consolidated financial statements, adjustments may be necessary in the carrying values of assets and liabilities and the reported expenses and balance sheet classifications; such adjustments could be material.

Note 2. Basis of Preparation

The accompanying interim consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information and are presented in US dollars, unless otherwise noted. Accordingly, they do not include all of the information and footnotes required by Canadian GAAP for annual consolidated financial statements. Canadian GAAP, in the case of the Corporation, conforms in all material respects with accounting principles generally accepted in the United States, except as outlined in notes 3 and 13.

The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for interim periods. Operating results for the three and six months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2009. The accounting policies used in the preparation of these interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Corporation’s fiscal 2008 annual report.

These interim consolidated financial statements follow the same accounting policies and methods of application as the consolidated financial statements for the year ended December 31, 2008, except as described below.

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 3.  New Accounting Standards

The Corporation has adopted the following changes to its accounting policies:

(i)                                                          Canadian standards

In February 2008, The Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Sections 3064 “Goodwill and Intangible Assets,” which replaced existing Handbook Sections 3062 “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs.” The new standards introduced changes to recognition, measurement and disclosure of goodwill and intangible assets. The new standard also provides guidance for the recognition of internally developed intangible assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. Handbook Section 3064 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier adoption encouraged. The Corporation adopted this standard effective January 1, 2009.  The adoption of this standard did not have a material impact on the Corporation’s interim consolidated financial position, results of operations or cash flows.

(ii)                                                      US standards

The following changes only apply to note 13 of the interim consolidated financial statements.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement SFAS No. 141R (revised 2007), “Business Combinations,” which replaces SFAS No. 141. The standard retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition related costs as incurred. The Corporation adopted SFAS No. 141R on January 1, 2009 and is applied prospectively to business combinations completed on or after this date.

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements. SFAS 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards that permit, or in some cases require, estimates of fair market value. SFAS 157 also expands financial statement disclosure requirements about a corporation’s use of fair value measurements, including the effect of such measures on earnings. This standard is effective for fiscal years beginning after November 15, 2007. The Corporation adopted this new guidance effective January 1, 2008. This standard did not change the Corporation’s consolidated financial position, results of operations or cash flows. For non-financial assets and non-financial liabilities, the standard is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Corporation adopted this guidance effective January 1, 2009.  The adoption of this guidance did not have a material impact on the Corporation’s results of operations and consolidated financial position.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, (FAS 165, which is effective for the Corporation during the second quarter 2009).  FAS165 sets forth the circumstances and the period after the balance sheet date for which an entity should evaluate events for recognition or disclosure in its financial statements.  In addition, SFAS 165 identifies the disclosures that an entity should make about such events.  The Corporation adopted this statement for the six months ended June 30, 2009 and has evaluated subsequent events from June 30, 2009 through August 13, 2009 in accordance with the

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

statement.  Adoption of FAS 165 did not have an effect on the Corporation’s results of operations and consolidated financial position.

In April 2009, the FASB issued FSP No. FAS 107-1 and Accounting Principles Board (“APB”) Opinion No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP FAS 107-1” and “APB 28-1”). FSP FAS 107-1 and APB 28-1 amend SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” to require disclosures, in interim reporting periods and in financial statements for annual reporting periods, regarding the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not on the Corporation’s balance sheet. FSP FAS 107-1 and APB 28-1 also amend FASB APB Opinion No. 28, “Interim Financial Reporting,” to require entities to disclose the methods and significant assumptions used to estimate the fair value of financial instruments and describe changes in methods and significant assumptions, in both interim and annual financial statements. FSP FAS 107-1 and APB 28-1 are effective for interim reporting periods ending after June 15, 2009.  The Corporation adopted the disclosures required under this opinion during the six months ended June 30, 2009. While the adoption of FSP FAS 107-1 and APB 28-1 impacts the Corporation’s disclosures, it did not have an impact on the Corporation’s results of operations or financial condition.

The Corporation will be adopting the following changes to its accounting policies in the future.

(i)                                                          Canadian standards

In January 2009, the CICA issued Handbook Sections 1582 “Business Combinations”; 1601 “Consolidated Financial Statements”; and 1602 “Non-controlling interests.”  These sections replace the former Handbook Section 1581, “Business Combinations” and Handbook Section 1600, “Consolidated Financial Statements,” and establish a new section for accounting for a non-controlling interest in a subsidiary.  Handbook Section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Handbook Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.  The Corporation is currently assessing the effect these standards may have on the Corporation’s results of operations and consolidated financial position.

(ii)                                                      US standards

In June 2009, the FASB issued SFAS No.168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles-a replacement of FASB Statement No. 162” (“FAS 168”). The Codification will become the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants. On the effective date of FAS 168, the codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. FAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. FAS 168 is not expected to have a material impact on the Corporation’s financial statements.

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 4. Business Streamlining Initiatives and Windup of Test Equipment Business

In November 2007, the Corporation recorded a charge of $1,990 for severance and related expenses for business streamlining initiatives, which were included in selling, general and administrative expenses as at December 31, 2007.  These amounts were charged to the Corporation’s business segments as follows: OnSite Generation - $142; Power Systems - $846; and $1,002 for the Corporate and Other business segment. As at June 30, 2009, the Corporation had paid $1,986 in respect of these charges. The remaining balance of $4 as at June 30, 2009 is anticipated to be paid in 2009.

On January 5, 2009, in order to further streamline operations, the Corporation reduced its headcount and implemented additional cost saving measures in order to maximize the Corporation’s cash resources.  The Corporation recorded a $582 charge for severance and related expenses, which are included in selling, general and administrative expenses. These amounts were charged to the Corporation’s business segments as follows: OnSite Generation - $99; and Power Systems - $483. As at June 30, 2009, the Corporation had paid $565 in respect of these charges. The remaining balance of $17 as at June 30, 2009 is anticipated to be paid in 2009.

Note 5. Inventories

	June 30 2009	December 31 2008
Raw materials	$3,251	$4,938
Work-in-progress	2,830	5,004
Finished goods	3,404	159
	$9,485	$10,101

During the three and six months ended June 30, 2009, the Corporation recorded writedowns of $12 and $43 respectively (three and six months ended June 30, 2008 - $131 and $359, respectively).  During the three and six months ended June 30, 2009, approximately $3,027 and $6,252 , respectively, of inventory was expensed in cost of sales (June 30, 2008 - $2,844 and $6,925, respectively).

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 6. Warranties

Product warranty liabilities are included in accounts payable and accrued liabilities on the interim consolidated balance sheets. Changes in the Corporation’s aggregate product warranty liabilities for the six months ended June 30, 2009 and 2008 are as follows:

	June 30 2009	June 30 2008
Balance, December 31, 2008 and 2007	$3,717	$3,592
Accruals for warranties during the period	815	1,462
Settlements made during the period	(933)	(1,004)
Balance, June 30, 2009 and 2008	$3,599	$4,050

Note 7. Stock-based compensation

During the six months ended June 30, 2009, 1,928,600 (June 30, 2008 - 1,300,004) stock options with a weighted average fair value of $0.31 at the date of grant (June 30, 2008 - $0.29) were issued to employees.  All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors. The fair value of the stock options was determined using the Black-Scholes option pricing model with the following assumptions:

	June 30 2009	June 30 2008
Risk-free interest rate (%)	2.93%	3.46%
Expected volatility (%)	66%	64%
Expected life (in years)	4	4
Expected dividends	nil	nil

Stock-based compensation expense of $120 and $210 for the three and six months ended June 30, 2009, respectively, is included in selling, general and administrative expenses (June 30, 2008 - $175 and $411, respectively).

In 2004, the Corporation created a deferred share unit plan (“DSU Plan”) for directors. During the six months ended June 30, 2009, 218,080 (June 30, 2008 - 137,211) DSUs were issued with immediate vesting on the date of issuance. As at June 30, 2009, 968,184 (June 30, 2008 - 569,020) DSUs were outstanding under the DSU plan. The Corporation recognized a compensation expense of $119 and $205 for the three and six months ended June 30, 2009 (June 30, 2008 - $727 and $556 respectively). The liability is included within accounts payable and accrued liabilities.

In 2008, the Corporation created a restricted share unit (“RSU”) plan for senior executives. During the six months ended June 30, 2009, 920,500 (June 30, 2008 - 1,287,500) RSUs were awarded under the terms of the RSU plan, with vesting occuring on December 31 of the third year following the date of grant.  As at June 30, 2009, 2,208,000 (June 30, 2008 - 1,287,500) RSUs were outstanding under the RSU plan.  The Corporation recognized a compensation expense of $103 and $147 for the three and six months ended June 30, 2009 respectively (June 30, 2008 - $180 and $195, respectively). The liability is included within accounts payable and accrued liabilities.

On June 22, 2009, the Corporation approved certain administrative and technical ammendments to it’s stock option plan, DSU Plan and RSU plan, as further set forth in the Corporation’s management proxy circular dated June 25, 2009.

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 8. Research and Product Development

Research and product development expenses are recorded net of third party program funding received or receivable. For the three and six months ended June 30, 2009, research and product development expenses and program funding, which has been received or is to be received, are as follows:

	Three months ended June 30
	2009	2008
Research and product development expenses	$1,799	$2,023
Research and product development funding	(113)	(295)
Net research and product development expenses	$1,686	$1,728

	Six months ended June 30
	2009	2008
Research and product development expenses	$3,713	$4,246
Research and product development funding	(345)	(806)
Net research and product development expenses	$3,368	$3,440

Note 9. - Lines of Credit

The Corporation has operating lines of credit available up to $3,821 (December 31, 2008 - $11,535).   The change in the available lines of credit from December 31, 2008 is the result of a re-negotiation of the terms of one of our lines of credit. As at June 30, 2009 and December 31, 2008, the Corporation had no indebtedness on these lines of credit. The operating facilities are denominated in Canadian dollars and bear interest at the Royal Bank of Canada’s prime rate plus 3% and EURIBOR, respectively. The operating facility is due on demand and collateralized by a general security agreement over all of the assets of the Corporation. The Corporation’s lines of credit available are reduced by the amount of outstanding standby letters of credit and letters of guarantee, if any, issued from time to time by several financial institutions.

Note 10. Net Loss Per Share

For the three and six months ended June 30, 2009, the weighted average number of common shares outstanding was 92,407,095 and 92,406,384 respectively. No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share, as the effect would be anti-dilutive.

Note 11. Guarantees

As at June 30, 2009, the Corporation had outstanding standby letters of credit and letters of guarantee issued by several financial institutions that total $1,846 (December 31, 2008 - $2,306), with expiry dates extending to October 2011. The Corporation has restricted cash totalling $1,490 as partial security for these standby letters of credit and letters of guarantee. These instruments relate primarily to obligations in connection with the terms and conditions of the Corporation’s sales contracts. The standby letters of credit and letters of guarantee may be drawn on by the customer if the Corporation fails to perform its obligations under the sales contracts and the Corporation would be liable to the financial institution for the amount of the standby letter of credit or letter of guarantee in the event that the instruments are drawn on.

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 12.  Segmented Financial Information

The Corporation’s three reportable segments include: (i) OnSite Generation; (ii) Power Systems; and (iii) Test Systems.  Where applicable, corporate and other activities are reported separately as Corporate & Other. OnSite Generation includes the design, development, manufacture, and sale of hydrogen generation products. Power Systems includes the design, development, manufacture, and sale of fuel cell products.  Test Systems includes the design, development, manufacture, and sale of fuel cell test products and the provision of fuel cell diagnostic testing services.

Financial information by reportable segment for the three and six months ended June 30, 2009 and 2008 is as follows:

			Three months ended June 30, 2009
	OnSite Generation	Power Systems	Test Systems	Corporate & Other	Total
Revenue from external customers	$3,849	$1,691	$—	$—	$5,540
Amortization of property, plant and equipment	—	—	—	160	160
Interest income	—	—	—	35	35
Interest expense	—	—	—	(1)	(1)
Income tax expense	—	—	—	—	—
Segment income (loss) (i)	(478)	(2,025)	(147)	(3,360)	(6,010)

			Six months ended June 30, 2009
	OnSite Generation	Power Systems	Test Systems	Corporate & Other	Total
Revenue from external customers	$7,633	$3,443	$—	$—	$11,076
Amortization of property, plant and equipment	—	—	—	451	451
Interest income	—	—	—	87	87
Interest expense	—	—	—	(4)	(4)
Income tax expense	—	—	—	—	—
Segment income (loss) (i)	(420)	(4,470)	(224)	(4,893)	(10,007)

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

			Three months ended June 30, 2008
	OnSite Generation	Power Systems	Test Systems	Corporate & Other	Total
Revenue from external customers	$6,597	$2,089	$104	$—	$8,790
Amortization of intangible assets	—	—	—	62	62
Amortization of property, plant and equipment	—	—	—	247	247
Interest income	—	—	—	388	388
Interest expense	—	—	—	2	2
Income tax expense	—	—	—	9	9
Segment income (loss) (i)	304	(2,480)	(358)	(1,785)	(4,319)

			Six months ended June 30, 2008
	OnSite Generation	Power Systems	Test Systems	Corporate & Other	Total
Revenue from external customers	$13,910	$3,102	$2,489	$—	$19,501
Amortization of intangible assets	—	—	—	125	125
Amortization of property, plant and equipment	—	—	—	521	521
Interest income	—	—	—	626	626
Interest expense	—	—	—	12	12
Income tax recovery	—	—	—	1	1
Segment income (loss) (i)	393	(4,824)	(292)	(3,918)	(8,641)

(i) Segment income (loss) includes directly attributable selling, general and administrative costs, research and product development costs net of associated grants and amortization of property, plant and equipment and intangible assets.

The accounting policies for intersegment transactions are the same as those described in note 2.

Intangible assets and goodwill relating to the Corporation’s OnSite Generation segment as at June 30, 2009 were $nil and $5,025 (December 31, 2008 - $nil and $5,025), respectively. The Corporation currently does not allocate its remaining assets among reportable segments.

A significant portion of the Corporation’s intangible assets and goodwill are common across the locations. Therefore, management does not classify intangible assets and goodwill on a location basis.

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Revenues are segmented by geography, as follows:

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
Turkey	$1,639	$76	$1,875	$76
Austria	1,110	—	1,110	—
United States	1,069	688	1,334	4,590
Spain	654	1,233	770	1,276
Ukraine	377	—	377	—
France	126	11	125	29
Canada	116	75	1,219	672
Sweden	82	1,025	86	1,057
United Kingdom	64	666	64	666
Germany	19	217	1,551	468
China	10	350	15	992
Russian Federation	—	2,288	670	2,505
Belgium	—	1,705	24	1,717
Saudi Arabia	—	22	—	1,864
Korea	—	—	—	1,232
Brazil	—	—	—	682
Rest of world	274	434	1,856	1,675
	$5,540	$8,790	$11,076	$19,501

Note 13.    Differences between Canadian and United States Accounting Principles

These interim consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from those principles that the Corporation would have followed had its interim consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

A reconciliation of net loss for the three and six months ended June 30, 2009 and 2008 from Canadian GAAP to conform with US GAAP is as follows:

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
Net loss for the period, based on Canadian GAAP	$(6,010)	$(4,319)	$(10,007)	$(8,641)
Stock-based compensation (i)	42	—	68	—
Net loss for the period based on US GAAP	$(5,968)	$(4,319)	$(9,939)	$(8,641)
Basic and diluted loss per share based on US GAAP	$(0.07)	$(0.05)	$(0.11)	$(0.09)
Weighted average number of common shares outstanding	92,407,095	91,765,686	92,406,384	91,765,688

(i) Under US GAAP, stock-based compensation cost is based on the estimated number of instruments expected to vest which are then re-estimated at reporting dates to the extent that subsequent information indicates that the actual number of instruments expected to vest is likely to differ from previous estimates. Under Canadian GAAP, forfeitures of stock-based compensation awards, deferred share units and restricted share units are accounted for in the period in which the forfeiture occurs.

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

The additional disclosures required by US GAAP and certain applicable US SEC regulations are as follows:

Contingencies

The Corporation has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service.

These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Corporation has purchased directors’ and officers’ liability insurance. No amount has been recorded in these interim consolidated financial statements with respect to these indemnification agreements.

In the normal course of operations, the Corporation may provide indemnification agreements, other than those listed above, to counterparties that would require the Corporation to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in these interim consolidated financial statements with respect to these indemnification agreements.

Note 14.    Subsequent events

On July 27, 2009, the Corporation’s shareholders approved an arrangement under the Canada Business Corporations Act to transfer its business and operations, including substantially all of its assets and liabilities, excluding certain of its tax basis, to a new commonly controlled corporation. The Corporation received the final order for the Plan of Arrangement in connection with its agreement with the trustees of Algonquin Power Income Fund on July 29, 2009 and anticipates that the transaction will close in October 2009, generating C$10.8 million of gross proceeds.